Exhibit 99.1

News Release

Sustainable Growth

RECORD CONTRIBUTION FROM DOWNSTREAM AND STRONG UPSTREAM
PERFORMANCE CONTRIBUTES TO EXCEPTIONAL FIRST QUARTER RESULTS

Calgary, Alberta – May 11, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy (“Harvest”) today announces the release of its first quarter 2009 financial and operating results. The unaudited financial statements, notes and MD&A pertaining to the period ended March 31, 2009 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca. All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

  Cash from Operating Activities was $221.7 million ($1.40 per Trust Unit) representing a 73% increase over the $128.1 million in the same quarter last year;

  Distributions declared as a percentage of Cash from Operating Activities were 47% in the first quarter representing a strong improvement over the 106% witnessed in the first quarter 2008;

  Bank debt at quarter end was relatively flat at $1.23 billion compared to $1.23 billion in the previous quarter and $1.33 billion in the same period last year;

  Subsequent to the end of the quarter, declared the C$0.05 per unit monthly distribution for April and May 2009.

Upstream Highlights:

  Upstream production of 54,115 barrels of oil equivalent per day (boe/d) was down marginally compared to the fourth quarter 2008 production of 55,177 boe/d and reflected normal decline rates offset by better than expected performance from a number of our Enhanced Recovery projects and drilling programs;

  Upstream operating cash flow of $71.3 million is down from the $108.9 million in the fourth quarter of 2008 largely due to continued weakness in commodity prices;

  Capital investments of $108.7 million in our western Canadian upstream business, with a focus on our winter access only Hay River property, contributed to our production volumes and resulted in the drilling of 82 gross (62.1 net) wells with a 100% success rate;

  Operating cost declined to $15.47/boe in the first quarter 2009 compared to $16.19/boe in the previous quarter, which reflects some of our cost reduction initiatives and lower costs for purchase power in Alberta.

Downstream Highlights:

  Strong operating performance with average refinery throughput of 104,296 bbls/d compared to 102,500 bbls/d in the previous quarter and 111,999 bbls/d in the same quarter last year;

  Record cash flow of $142.0 million from our downstream business represents a 480% increase from the same period last year as the contribution from our refining and marketing business exceeded expectations and represented 67% of Harvest’s operating cash flow during the quarter.

  North Atlantic’s gross margin strengthened substantially during the quarter to US$15.18/bbl, compared to US$8.90/boe in the same period last year as we realized stronger discounts on the price of our feedstocks coupled with strong gasoline and heavy fuel oil margins, partially offset by weaker distillate margins;

  Invested $6.9 million in capital improvement projects at the refinery.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 5	May 11, 2009

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31

($000s except where noted)	2009	2008	Change

Revenue, net(1)	731,095	1,377,352	(47%	)

Cash From Operating Activities	221,745	128,119	73%
Per Trust Unit, basic	$1.40	$0.85	65%
Per Trust Unit, diluted	$1.28	$0.83	54%

Net Income (Loss)(2)	56,864	(346)	- %
Per Trust Unit, basic	$0.36	$-	- %
Per Trust Unit, diluted	$0.36	$-	- %

Distributions declared	103,302	135,167	(24%	)
Distributions declared, per Trust Unit	$0.65	$0.90	(28%	)
Distributions declared as a percentage of Cash From Operating	47%	106%	(59%	)
Activities

Bank debt	1,233,843	1,330,423	(7%	)
7 7/8 % Senior Notes	309,325	250,099	24%
Convertible Debentures(3)	830,757	628,929	32%
Total long-term financial debt(3)	2,373,925	2,209,451	7%

Total assets	5,785,269	5,574,528	4%

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	24,233	25,509	(5%	)
Heavy oil (bbl/d)	11,141	12,980	(14%	)
Natural gas liquids (bbl/d)	2,837	2,484	14%
Natural gas (mcf/d)	95,421	102,570	(7%	)
Total daily sales volumes (boe/d)	54,115	58,067	(7%	)

Operating Netback ($/boe)	16.45	45.34	(64%	)

Cash capital expenditures	108,710	79,571	37%
Business and property acquisitions, net	675	185	265%

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	104,296	111,999	(7%	)
Average Refining Margin (US$/bbl)	15.18	8.90	71%

Cash capital expenditures	6,904	6,027	15%

(1)	Revenues are net of royalties.
(2)

Net Income (Loss) includes a future income tax expense of $2.0 million (2008 – recovery of $21.8 million) and an unrealized net loss from risk management activities of $10.2 million (2008 - net losses of $60.9 million) for the three months ended March 31, 2009.

(3)	Includes current portion of Convertible Debentures and excludes the equity component of Convertible Debentures.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 5	May 11, 2009

Message to Unitholders

First quarter 2009 highlighted the benefit of having a diversified and integrated business model. While contributions from the upstream business continue to be affected by the significant decline in commodity prices, our downstream refining business reported record results. Cash from Operating Activities of $221.7 million ($1.40 per unit), represents a 21% increase over the previous quarter and a 73% increase over the same period last year. This strong cash contribution contributed to a low payout ratio (distributions declared divided by cash from operating activities) of 47%.

Given our focus of balancing the sources and uses of cash and debt reduction objectives, we have maintained the distribution at $0.05 per unit, subject to monthly review.

Upstream

The first quarter of 2009 was a challenging period for upstream western Canadian operations due to reduced commodity prices. Cash flow declined to $71.3 million, compared to $230.8 in the same period last year. However we are pleased with the operating results. Production volumes were above our expectations as we continued to benefit from our enhanced oil recovery projects as well as new drilling activities. In light of the lower commodity prices, we have introduced a number of initiatives to reduce costs which we are starting to see the benefits from and we should see continued improvements in future quarters.

Spending in the quarter amounted to $108.7 million, a 37% increase compared to the same period last year. Harvest concentrated its efforts in the Hay River area of northeast British Columbia with approximately 60% of our total first quarter capital dedicated to this winter only access area. At Hay River, we drilled 43 wells - 20 multi-leg horizontal producers, 18 horizontal injection wells, 4 water source wells and 1 stratigraphic test well. Production volumes in the area have now increased to approximately 7,000 boe/d. We have also identified an extension of this Bluesky oil pool through a stratigraphic test well, which should prove to expand our original oil in place and inventory of drillable locations.

We have also seen the results of successful new drilling in other areas. In the Chedderville area of west central Alberta, we followed up a successful well drilled in late 2007 and produced through 2008 at over 700 boe/d, with 3 additional wells that were tied-in late 2008, and 3 new drilling locations in Q1. This has been an extremely successful growth area for Harvest with current production of approximately 2,000 boe/d from the original 4 wells.

We continue to focus on our Enhanced Oil Recovery projects and are pleased with results to date. Improving pressure support in our large fields will help to reduce decline rates, enhance recovery and extend field life. We are pleased with our drilling and production progress so far this year and we continue to anticipate average production of 50,000 boe/d in 2009. Harvest Energy continues to be positioned with short term growth opportunities coupled with long-term enhanced recovery prospects with over 2 billion barrels of estimated original oil in place on conventional land. Future EOR opportunities that could be implemented as early as 2009 have been identified in Hayter, Hay River, Kindersley and southeast Saskatchewan, while carbon dioxide (CO2)flooding and sequestration, oilsands and coal bed methane (CBM) opportunities represent longer term recovery opportunities for Harvest.

Downstream

Harvest Energy’s refining and marketing business in Newfoundland and Labrador reported record results as stronger refining margins and lower purchased energy costs more than offset a decline in refinery throughput due to end of run activity of the hydrocracker, distillate hydrotreater, and platformer catalysts. Cash from downstream operations of $142.0 million increased 480% from the same period last year as refining margins averaged US$15.18/bbl or a US$6.28/bbl increase over the same period last year. These downstream results represent the strongest overall performance in the history of the North Atlantic refinery.

We continue to benefit in the quarter from a refined product mix more heavily weighted toward distillate products (ultra low sulphur diesel and jet fuel) than most North American refiners who experienced relatively weaker margins on refined gasoline products. Output in the quarter of 104,296 bbls/d was weighted 38% to distillates (ultra low sulphur diesel and jet fuel), 36% to gasoline and related products and 26% to heavy fuel oil. The distillate yield will be restored to approximately 45% in the second half of 2009 due to the replacement of the hydrocracker catalyst.

During the second quarter, we have completed a turnaround and catalyst replacement of the hydrocracker, replacement of the distillate hydrotreater catalyst, regeneration of the platformer catalyst, and refurbishment of several other process and utility units at a planned cost of $45 million. Additionally, we have invested $22 million in capital projects that further enhance the reliability and profitability of the refinery, including the expansion of the hydrocracker capacity by approximately 1,000 bbls/d. This was strategically timed to take advantage of a window of weak refining margins and as operations at the refinery start back up, we are seeing a trend of improving margins. Even though we do not anticipate the first quarter of 2009 to be reflective of Harvest’s refining margins for the remainder of the year, 2009 looks to be a strong year in our refining business.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 5	May 11, 2009

Corporate

Harvest's integrated business model and strong operational results have proven to diversify cash from operating activities leading to sequential cash flow per unit growth that will likely lead western Canadian oil and gas companies. With the majority of our full year $170 upstream capital spending budget taking place in the first quarter, we are pleased with the results achieved and are expecting good operational performance for the remainder of the year. With that, we maintain the 2009 production guidance of 50,000 boe/d comprised of 35,000 bbl/d of oil and natural gas liquids and 90,000 mcf/d of natural gas. We continue to focus on projects that provide good opportunities and attractive rates of return even with current commodity prices. We continue to anticipate operating costs will be approximately $15.50/boe with royalties as a percent of revenue of 16.5% or less.

Downstream throughput will be reduced in the second quarter as the planned shut-down of the North Atlantic Refinery for the hydrocracker catalyst replacement and other improvements was under way. While down, we took advantage of opportunities to accelerate some planned equipment maintenance on the crude unit and accelerate a catalyst change on the distillate hydrotreater. We are now expecting throughput for the year to average 98,000 bbl/d.

Protecting our people, our partners, our stakeholders and the environment are key elements of our business. While we are active throughout the organization, we never lose sight of the fact that safe and environmentally friendly business practices are critical to our social license to operate. In all aspects of our business, we are committed to minimizing our environmental footprint, being a good and responsible corporate citizen, and conducting all of our affairs in an environmentally and socially responsible manner.

The first quarter of 2009 was a challenging period for many western Canadian oil and gas operators. Harvest Energy’s diverse assets provided record contribution from our downstream assets largely offsetting reductions in our upstream business. As we look forward, Harvest continues to focus on debt repayment to improve the balance sheet as well as progressing opportunities to divest non-core properties.

In closing, we thank all of our stakeholders for your ongoing support of and interest in Harvest Energy.

Distribution Declaration

The distribution declared is based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$CDN Distribution	$USD Distribution
			Amount	Amount
May 28, 2009	May 26, 2009	June 18, 2009	$0.05	$0.04*

*The Cdn$0.05 per unit is equivalent to approximately US$0.04 per unit if converted using a Canadian/U.S. dollar exchange rate of 0.8569. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Conference Call & Webcast
Harvest will be hosting a conference call and Webcast to discuss our first quarter 2009 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on May 12th, 2009. Callers may dial 1-866-226-1792 (international callers or Toronto local dial 416-340-2216) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 4126350.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

HARVEST ENERGY
PRESS RELEASE	Page 5 of 5	May 11, 2009

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca